EXHIBIT 99.1

Inventiva names Jason Campagna as President of R&D and Chief Medical Officer and Martine Zimmermann as Executive Vice President of Regulatory Affairs and Quality Assurance

  Jason Campagna, MD, PhD, joins Inventiva as President of R&D and Chief Medical Officer, succeeding Pierre Broqua, PhD, and Michael Cooreman, MD
  Martine Zimmermann, PharmD, joins as Executive Vice President of Regulatory Affairs and Quality Assurance
  These key leadership appointments underscore Inventiva’s commitment to long-term growth and operational excellence, with topline results from NATiV3 on track for the second half of 2026

Daix (France), New York City (New York, United States), July 9, 2025 – Inventiva (Euronext Paris and Nasdaq: IVA) (“Inventiva” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral therapies for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), today announced a leadership transition with the appointment of Jason Campagna, MD, PhD, as President of Research and Development (“R&D”) and Chief Medical Officer (“CMO”) and Martine Zimmermann, PharmD, as Executive Vice President (“EVP”) of Regulatory Affairs and Quality Assurance.

Dr. Campagna is joining Inventiva’s executive leadership team and brings extensive expertise in the MASH field. He succeeds Pierre Broqua, PhD, co-founder and Chief Scientific Officer, who is transitioning to a consulting role as Scientific Advisor, and Michael Cooreman, MD, departing as CMO of the Company. Dr. Campagna most recently was the CMO at Q32 Bio and prior to that was the MASH Global Program Lead and CMO at Intercept Pharmaceuticals.

Dr. Zimmermann is also joining the Company’s executive leadership team. She was most recently Senior Vice President, Head of Regulatory Affairs at Ipsen where she successfully led a team that secured regulatory approvals of two liver disease drugs, including Iqirvo®, a dual PPARα/δ agonist, for the treatment of primary biliary cholangitis. Prior to Ipsen, Dr. Zimmermann was Senior Vice President and Head of Global Regulatory Affairs & Quality at Alexion Pharma (also known as AstraZeneca Rare Disease).

Frederic Cren, CEO of Inventiva stated: “Jason and Martine both bring exceptional leadership and experience during this pivotal time for the Company as we plan for the readout of our NATiV3 Phase 3 study next year and lanifibranor’s potential regulatory approval and commercialization. Having played an integral part in the creation and building of Inventiva, Pierre will continue to actively support the team in a scientific consulting role. I would also like to express my gratitude to Michael for his scientific leadership and contributions in advancing lanifibranor to this stage and we wish him every success in his future endeavors.”

Jason Campagna, MD, PhD, President, R&D and CMO of Inventiva commented: “Inventiva has built a robust scientific and clinical foundation, and I’m thrilled to join the team at this pivotal moment as we advance lanifibranor toward anticipated regulatory submissions. Having led the design and execution of one of the field’s most advanced clinical programs at Intercept—including the first-ever NDA submission in this indication—I’ve seen firsthand both the scientific complexity and the urgency of bringing effective therapies to patients with MASH. I believe the promising results of the Phase 2b NATIVE trial reflect the thoughtful design of lanifibranor development program—and that’s deeply exciting to me. With lanifibranor well on its way in the Phase 3 NATiV3 registrational trial, I look forward to working closely with the exceptional team at Inventiva to deliver on the promise of bringing a novel treatment to patients with MASH.”

Martine Zimmermann, PharmD, Executive Vice President of Regulatory Affairs and Quality Assurance of Inventiva said: "I’m excited to take on this leadership role at a time when Inventiva is entering a critical regulatory phase for lanifibranor, a first-in-class pan-PPAR agonist for the treatment of MASH. In my career, I’ve been closely involved in leading global regulatory strategy and approval of compounds for the treatment of chronic liver diseases, including a PPAR, in a number of geographies, including the US, Europe and Japan. I am now eager to apply that experience to support lanifibranor toward a potential approval."

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with MASH and other diseases with significant unmet medical need. The Company is currently evaluating lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase 3 clinical trial for the treatment of adult patients with MASH, a common and progressive chronic liver disease.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). http://www.inventivapharma.com

Contacts

Inventiva Pascaline Clerc EVP, Strategy and Corporate Affairs media@inventivapharma.com +1 202 499 8937	ICR Healthcare Media relations Alexis Feinberg inventivapr@icrhealthcare.com +1 203 939 2225	ICR Healthcare Patricia L. Bank Investor relations patti.bank@icrhealthcare.com +1 415 513 1284

Important Notice

This press release contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, Inventiva’s clinical trials, including Inventiva’s ongoing NATiV3 Phase 3 clinical trial of lanifibranor in MASH, including related timing and regulatory matters with respect thereto, clinical trial data releases and publications, the information, insights and impacts that may be gathered from clinical trials, the potential therapeutic benefits of Inventiva’s product candidates, potential regulatory submissions, approvals and commercialization, the effective start date of Dr. Campagna and Mrs. Zimmerman, the clinical development of and regulatory plans and pathway for lanifibranor, and future activities, expectations, plans, growth and prospects of Inventiva. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “designed”, “hopefully”, “target”, “potential”, “possible”, “aim”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance, or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Future results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates due to a number of factors, including that interim data or data from any interim analysis of ongoing clinical trials may not be predictive of future trial results, the recommendation of the DMC may not be indicative of a potential marketing approval, Inventiva cannot provide assurance on the impacts of the Suspected Unexpected Serious Adverse Reaction on the results or timing of the NATiV3 trial or regulatory matters with respect thereto, that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which, Inventiva may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva’s ability to obtain financing, to enter into potential transactions, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of lanifibranor, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's and its partners’ clinical trials may not support Inventiva's and its partners’ product candidate claims, Inventiva's expectations with respect to its clinical trials may prove to be wrong and regulatory authorities may require additional holds and/or amendments to Inventiva’s clinical trials, Inventiva’s expectations with respect to the clinical development plan for lanifibranor for the treatment of MASH may not be realized and may not support the approval of a New Drug Application, Inventiva’s ability to identify additional products or product candidates with significant commercial potential, Inventiva’s expectations with respect to its pipeline prioritization plan and related workforce reduction, including whether the plan will be implemented and the timing, potential benefits, expenses and consequences relating thereto, Inventiva’s ability to execute on its commercialization, marketing and manufacturing capabilities and strategy, Inventiva’s ability to successfully cooperate with existing partners or enter into new partnerships, and to fulfill its obligations under any agreements entered into in connection with such partnerships, the benefits of its existing and future partnerships on the clinical development, regulatory approvals and, if approved, commercialization of its product candidates, and the achievement of milestones thereunder and the timing thereof, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's and its partners’ control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s and its partners' business, and pre-clinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by changes in law and regulations, unfavorable conditions in its industry, geopolitical events, such as the conflict between Russia and Ukraine and related sanctions, the conflict in the Middle East and the related risk of a larger conflict, health epidemics, and macroeconomic conditions, including developments in international trade policies, global inflation, financial and credit market fluctuations, tariffs and other trade barriers, political turmoil and natural catastrophes, uncertain financial markets and disruptions in banking systems. The review of potential financial and strategic options may not result in any particular action or transaction being pursued, entered into or consummated, and there is no assurance as to the timing, sequence or outcome of any action or transaction or series of actions or transactions. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts, and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2024, filed with the Autorité des Marchés Financiers on April 15, 2025, and the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2025 for other risks and uncertainties affecting Inventiva, including those described under the caption “Risk Factors” and in future filings with the SEC. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

Attachment

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